SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.

Publicly-held Company

CVM Registration No. 1771-0

C.N.P.J. No. 02.558.074/0001-73

N.I.R.E. 35.300.158.792

RELEVANT NOTICE

Telesp Celular Participações S.A. (“TCP”) announces that it now owns indirectly the totality of Global Telecom S.A. (“GT”) capital stock, the B-band mobile operator in the Brazilian states of Paraná and Santa Catarina.

TCP indirectly owned 83% of GT’s total capital stock since February 6, 2001, represented by 49% of the common shares and 100% of the preferred shares of the following Group holdings: KDDI Corporation (“KDDI”), ITX Corporation (“ITX”) and Inepar S.A. Indústria e Construções (“Inepar”).

The acquisition of the remaining 17% of GT's capital stock was done with due regard to the provisions in the Purchase and Sale Agreement entered on January 13, 2001, by the purchase of the remaining 51% of the common shares of KDDI, ITX and Inepar Group holdings for the amount of R$ 290,282,292.19, after receiving previous authorization from the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações – ANATEL), as per the Act n° 32.135, of December 11, 2002, published in the “Diário Oficial da União” newspaper on December 12, 2002.

Therefore and beginning today, TCP indirectly owns 100% of GT’s capital stock, by means of participation in 100% of the capital stock of the afore mentioned GT holdings.

São Paulo, December 27th, 2002

TELESP CELULAR PARTICIPAÇÕES S.A.

Maria Paula de Almeida Martins Canais

Director of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2002

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Maria Paula de Almeida Martins Canais
Maria Paula de Almeida Martins Canais Investor Relations Officer

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.